                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 1)*

                          American Banknote Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   New Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    024490302
                   -------------------------------------------
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (239) 262-8577
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 6)

----------------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO. 024490302                                                  PAGE 2 OF 6

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III                              ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF-OO**
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF
       SHARES                 523,139***
    BENEFICIALLY        --------------------------------------------------------
                        8     SHARED VOTING POWER
      OWNED BY
                              337,962***
        EACH            --------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER

       PERSON                 523,139***
        WITH            --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              337,962***
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      861,101***
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN-OO-IA**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(B), HEREIN.

AMENDMENT NO. 1 TO ORIGINAL REPORT ON SCHEDULE 13D

            Introduction

      This constitutes Amendment No. 1 ("Amendment No. 1") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated October 11, 2002, (the "Statement"), relating to the New Common Stock, par value $.01 per share (the "New Common Stock") of American Bank Note Corporation (the "Company"). The Company has its principal executive offices at 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3119.

      The purpose of this Amendment No. 1 is to correct clerical errors made in the Statement filed on October 11, 2002. In the Statement, Miller reported the inaccurate total number of Shares beneficially owned by Miller. Specifically, the Statement reported the aggregate number of Shares beneficially owned by Miller as 835,768; the correct number of Shares beneficially owned by Miller is 861,101. The Statement is hereby amended to correct such inaccuracies.

Item 3. Source and Amount of Funds or Other Considerations

      (i) The first sentence of the first paragraph of Item 3 of the Statement is hereby amended and restated as follows:

      "The 861,101 shares of New Common Stock Miller may be deemed to beneficially own (the "Shares") are being distributed by the Company pursuant to the consummation of its Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") on account of the respective claims held by Miller against the Company in that proceeding."

      (ii) The second paragraph of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

      "Miller may be deemed to beneficially own the Shares through various entities. Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby attached as Exhibit 99.1. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Notes purchased in Trust A-4 were purchased with funds held by Trust A-4 at various times and at various prices."

      (ii) The third paragraph of Item 3 of the Statement is hereby amended and restated in its entirety as follows:

      "Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Notes Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam

I, L.P. by its partners, or money generated and held by Milfam I, L.P. All of the Notes Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P. The Operating Agreement, the Partnership Agreement and the Milfam II Partnership Agreement are hereby respectively attached as Exhibits 99.2, 99.3 and 99.4."

Item 5. Interest in Securities of the Issuer

      Item 5(a) is hereby amended and restated as follows:

      "(a) Pursuant to the Plan, 11,770,815 shares of New Common Stock were issued and outstanding on March 31, 2003. Miller may be deemed to beneficially own 861,101 Shares (7.3% of the outstanding shares, including 11,948 Series 1 Warrants and 11,948 Series 2 Warrants). As of the date hereof, 337,834 of such beneficially owned Shares (including 7,909 Series 1 Warrants and 7,909 Series 2 Warrants) are owned of record by Trust A-4; 128 of such beneficially owned Shares (including 26 Series 1 Warrants and 26 Series 2 Warrants) are owned of record by Trust C; 504,170 of such beneficially owned Shares (including 209 Series 1 Warrants and 209 Series 2 Warrants) are owned of record by Milfam I, L.P.; 477 of such beneficially owned Shares (including 62 Series 1 Warrants and 62 Series 2 Warrants) are owned of record by Milfam II, L.P.; and 18,492 of such beneficially owned Shares (including 3,742 Series 1 Warrants and 3,742 Series 2 Warrants) are owned of record by Miller on his own behalf."

      Item 5(c) is hereby amended as follows:

      The table below details the purchases of Shares received by Miller during the past sixty days.

                                         MILFAM II, L.P.
                               -----------------------------------
Date of Transaction            Number of Shares/Warrants Purchased            Price Per Share/Warrants*
-------------------            -----------------------------------            ------------------------
  February 7, 2003                          373 Shares                                 $0.00
  February 7, 2003                     62 Series 1 Warrants                            $0.00
  February 7, 2003                     62 Series 2 Warrants                            $0.00

                                          MILFAM I, L.P.
                               -----------------------------------
Date of Transaction            Number of Shares/Warrants Purchased            Price Per Share/Warrants*
-------------------            -----------------------------------            ------------------------
 February 10, 2003                          301 Shares                                 $0.00
 February 11, 2003                          306 Shares                                 $0.00
 February 11, 2003                    209 Series 1 Warrants                            $0.00
 February 11, 2003                    209 Series 2 Warrants                            $0.00

                                            TRUST A-4
                               -----------------------------------
Date of Transaction            Number of Shares/Warrants Purchased            Price Per Share/Warrants*
-------------------            -----------------------------------            ------------------------
 February 18, 2003                          407 Shares                                 $0.00

                                             TRUST C
                               -----------------------------------
Date of Transaction            Number of Shares/Warrants Purchased            Price Per Share/Warrants*
-------------------            -----------------------------------            ------------------------
 February 18, 2003                          76 Shares                                  $0.00
 February 18, 2003                     26 Series 1 Warrants                            $0.00
 February 18, 2003                     26 Series 2 Warrants                            $0.00

* - These Shares and/or Warrants were distributed by the Company to Miller pursuant to settlements of class actions brought against the Company and several other persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Item 6 is amended by adding the following to the end of this Item:

      "The Milfam II Partnership Agreement provides:

      The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act."

Item 7. Materials to be Filed as Exhibits

      To correct the clerical errors discussed in Item 4 above, this Item 7 is amended by adding the following:

Exhibit           Document
-------           --------
99.4              Milfam II Partnership Agreement (Filed as Exhibit 99.4 to
                  Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc.
                  filed February 13, 2002 and incorporated herein by reference).

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 2, 2003

                                       By:    /s/ Lloyd I. Miller, III
                                          --------------------------------
                                              Lloyd I. Miller, III




                                  EXHIBIT INDEX

Exhibit           Document
-------           --------
EX-99.4           Milfam II Partnership Agreement (Filed as Exhibit 99.4 to
                  Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc.
                  filed February 13, 2002 and incorporated herein by reference).